RIVERNORTH FUNDS

Amendment No. 7 to Agreement and Declaration of Trust

The undersigned, the President of RiverNorth Funds (the “Trust”) hereby certifies that the following resolution, which amends Section 4.2 of the Agreement and Declaration of Trust, was adopted by the Board of Trustees of the Trust at a meeting duly called and held on November 26, 2014, at which a quorum was present and acting throughout.

RESOLVED, that pursuant to Section 4.1 of the Agreement and Declaration of Trust of the RiverNorth Funds, we hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

“Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate one class of shares for the RiverNorth Core Opportunity Fund; and establish and designate Class R and Class I shares of the RiverNorth/DoubleLine Strategic Income Fund; and establish and designate Class R and Class I shares of the RiverNorth Equity Opportunity Fund; and establish and designate one class of shares for the RiverNorth Managed Volatility Fund; and establish and designate one class of shares for the RiverNorth/Oaktree High Income Fund. The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following rights and preferences:”

Dated:  January 6, 2014

/s/ Patrick W. Galley
Patrick W. Galley, President